SEC MAIL PROCESSING RECEIVED OCT 24 2005 WASH, D.C. 199 SECTION

05044879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-031990~~

8-45593

FACING PAGE
...ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING SEPTEMBER 1, 2004 (MM/DD/YY) AND ENDING AUGUST 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 KENDALE BLVD.
(No. and Street)

EAST LANSING	MICHIGAN	48826-2501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STACEY MCCOLLUM — 517-337-5423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANER, COSTERISAN & ELLIS, P.C.
(Name – *if individual, state last, first, middle name*)

544 CHERBOURG DRIVE, SUITE 200	LANSING	MICHIGAN	48917-5010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PARADIGM EQUITIES, INC.

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED AUGUST 31, 2005 AND 2004

CONTENTS

OATH OR AFFIRMATION

I, STACEY MCCOLLUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARADIGM EQUITIES, INC., as of AUGUST 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMRA A. CHURCH
Notary Public, Clinton Co., MI
Comm. Expires Aug. 18, 2011

Stacey J. McCollum
Signature

Chief Financial Officer
Title

Tamra A. Church
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. STATEMENT OF CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

September 29, 2005

We have audited the accompanying statements of financial condition of Paradigm Equities, Inc. as of August 31, 2005 and 2004, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Equities, Inc. as of August 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis P.C.

544 Cherbourg Drive ◦ Suite 200 ◦ Lansing, Michigan 48917-5010 ◦ (517) 323-7500 ◦ Fax (517) 323-6346 ◦ www.mcecpa.com

PARADIGM EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
AUGUST 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash and equivalents	$ 3,316,302	$ 2,452,775
Commissions receivable	859,593	468,758
Due from affiliates		186,537
Prepaid expense	5,063	5,536
Total current assets	4,180,958	3,113,606
Securities owned, not readily marketable	3,300	3,300
Equipment, less accumulated depreciation		2,862
	$ 4,184,258	$ 3,119,768
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 253,181	$ 464,109
Commissions payable and related items	616,780	380,911
Due to affiliates	111,531	
Single business tax payable	21,519	22,179
Total current liabilities	1,003,011	867,199
Common stock, no par, shares authorized 60,000 shares issued and outstanding 20,000	10,000	10,000
Additional paid in capital	20,000	20,000
Retained earnings	3,151,247	2,222,569
Total stockholder's equity	3,181,247	2,252,569
	$ 4,184,258	$ 3,119,768

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED AUGUST 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions	$ 5,950,177	$ 4,972,688
Interest and other revenue	53,924	9,743
Total revenues	6,004,101	4,982,431
EXPENSES:		
Commissions	2,730,637	2,113,559
Operating expenses	1,505,165	1,437,282
Taxes, other than income tax	57,128	47,470
Total expenses	4,292,930	3,598,311
Income before income taxes	1,711,171	1,384,120
INCOME TAXES	582,493	471,400
NET INCOME	1,128,678	912,720
RETAINED EARNINGS, beginning of year	2,222,569	1,609,849
DIVIDENDS	(200,000)	(300,000)
RETAINED EARNINGS, end of year	$ 3,151,247	$ 2,222,569

See notes to financial statements.

PARADIGM EQUITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 2005 AND 2004

	2005	2004
INCREASE (DECREASE) IN CASH AND EQUIVALENTS:		
Cash flows from operating activities:		
Net income	$ 1,128,678	$ 912,720
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	2,862	20,552
Commissions receivable	(390,835)	(194,178)
Prepaid expense	473	3,516
Accounts payable	(210,928)	189,983
Commissions payable and related items	235,869	171,437
Due to (from) affiliates	298,068	(237,809)
Single business tax payable	(660)	14,049
Total adjustments	(65,151)	(32,450)
Net cash provided by operating activities	1,063,527	880,270
Cash flows from financing activities:		
Dividends paid	(200,000)	(300,000)
NET INCREASE IN CASH AND EQUIVALENTS	863,527	580,270
CASH AND EQUIVALENTS:		
Beginning of year	2,452,775	1,872,505
End of year	$ 3,316,302	$ 2,452,775

See notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - All highly liquid investments with maturities of three months or less when purchased and money market funds are considered to be cash equivalents.

Commissions receivable – Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Currently no allowance for doubtful accounts is considered necessary. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Changes in the valuation allowance have not been material to the financial statements. Commissions receivable from insurance companies and mutual funds are normally settled within 30 days.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at estimated fair value.

Equipment and depreciation - Assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Revenue recognition - Commission revenue is recognized utilizing the trade-date basis.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising - Advertising costs are expensed as incurred.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Paradigm Equities, Inc. (the "Company") was organized by the issuance of 20,000 shares of stock on January 19, 1993 for $30,000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

During 1999, the Company requested and was granted permission for exemption from Securities and Exchange Commission's Rule 15c 3-3, pursuant to Paragraph (k)(2)(i), allowing the Company to transact its investment company securities and variable annuity business through a "Special Account for the Exclusive Benefit of Customers".

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, temporary cash investments and receivables.

The Company deposits its cash and temporary cash investments with high-credit-quality financial institutions. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk.

The Company receives commission revenues from various insurance companies and mutual funds for facilitating the Company's customers' purchase of annuities and mutual funds. The Company's customers are located primarily in the State of Michigan. In 2005, 80% of the Company's commission revenue was generated from two companies, Company A represented 46% and Company B represented 34%. In 2004, 76% of the Company's commission revenue was generated from two companies, Company A represented 40% and Company B represented 36%. Commission income accrued at year-end is normally settled within 30 days and is considered subject to minimal risk.

Registered sales representatives of the Company are covered by a collective bargaining contract which expires in the year 2007.

NOTE 3 - EQUIPMENT

Equipment consists of the following:

	2005	2004
Computer software	$ 95,727	$ 95,727
Computer equipment	18,363	18,363
	114,090	114,090
Less accumulated depreciation	114,090	111,228
Net equipment	$ -	$ 2,862
Depreciation and amortization expense	$ 2,862	$ 20,552

NOTE 4 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense on a separate return basis amounted to $582,493 and $471,400 for the years ended August 31, 2005 and 2004, respectively. As of August 31, 2005 and 2004, respectively, the Company had amounts due to the parent of $98,759 and $110,825 for income taxes.

There are no significant differences between "book" and "tax" income.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions with
MEA Financial Services, Inc. (Financial Services)

The Company has entered into an agreement with Financial Services, its parent company, whereby Financial Services will provide executive support, office space, equipment, administrative and clerical support to the Company. The Company incurred $900,000 for such services during 2005 and 2004, respectively.

In addition to the above agreement, the Company paid Financial Services approximately $39,772 and $2,000 in 2005 and 2004, respectively, in miscellaneous reimbursements, including the purchase of insurance.

Transactions with
Michigan Education Special Services Association (MESSA)

The Company paid MESSA approximately $0 and $1,600 in 2005 and 2004, respectively for information technology services.

Transactions with the Michigan Education Association (MEA)
(Sole stockholder of MEA Financial Services)

MEA serves as a "common paymaster" on behalf of all of its affiliated entities. Reimbursements paid to MEA, which are based on actual compensation and payroll taxes and various other reimbursements, amounted to approximately $2,717,000 and $2,087,000 for 2005 and 2004, respectively.

Year End Inter-Company Balances

Amounts due from (to) affiliates at August 31 are as follows:

	2005	2004
MEA Financial Services	$ (99,605)	$ 189,175
MEA	(11,926)	(2,638)
	$ (111,531)	$ 186,537

NOTE 6 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Paradigm paid approximately $594,000 and $413,000 to Financial Services for federal income taxes during 2005 and 2004, respectively.

NOTE 7 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission which requires that regulatory net capital, as defined, shall be equal to the greater of $25,000 or a ratio of 15:1 of aggregate indebtedness to regulatory net capital, as defined. Regulatory net capital and aggregate indebtedness change from day to day, but at August 31, 2005, the Company had regulatory net capital of $2,916,983, which was $2,831,283 in excess of its required capital of $85,700. The Company's regulatory net capital ratio was .44:1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Paradigm Equities, Inc. as of and for the year ended August 31, 2005 and have issued our report thereon dated September 29, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants

Lansing, Michigan
September 29, 2005

SCHEDULE I
PARADIGM EQUITIES, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2005

NET CAPITAL:		
Total stockholder's equity		$ 3,181,247
Deductions and/or charges:		
Non-allowable assets:		
Other assets:		
Mutual fund trailer fees	$ 56,973	
Over 30 day variable rate annuity commissions receivable	123,541	
Securities not readily marketable	3,300	
Prepaid expense	5,063	188,877
Net capital before haircuts on securities positions		2,992,370
Haircuts on securities (computed, money market funds included in cash and cash equivalents)		75,387
Net capital		$ 2,916,983
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 891,480
Due to affiliate		111,531
Items not included in statement of financial condition		
Federal income tax liability		282,493
Total aggregate indebtedness		$ 1,285,504
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of $1,285,504 pursuant to Rule 15c3-1)		$ 85,700
Excess net capital		$ 2,831,283
Ratio: Aggregate indebtedness to net capital		.44 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report Filing as of the same date.

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

Lamonte T. Lator
Bruce J. Dunn
Jeffrey C. Stevens
Linda I. Schirmer
Steven W. Scott
David M. Raeck
Robert E. Miller, Jr.
Steven B. Robbins
James E. Nyquist
James R. Dedyne

Timothy H. Adams
David B. Caldwell
Edward L. Williams, III
Timothy J. Orians
Dennis D. Theis

Walter P. Maner, Jr. (1921-2004)
Floyd L. Costerisan
Leon A. Ellis (1933-1988)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Paradigm Equities, Inc.
East Lansing, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Equities, Inc., East Lansing, Michigan, (the Company), for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Maner, Costerisan & Ellis P.C.

Certified Public Accountants

Lansing, Michigan
September 29, 2005

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